Exhibit (a)(v)

From: Dividend Capital Diversified Property Fund Inc.

To: Home Offices

Subject: Dividend Capital Diversified Property Fund Self-Tender Offer

Dividend Capital Diversified Property Fund Self-Tender Offer

In an effort to offer greater liquidity to Dividend Capital Diversified Property Fund (DPF) “Class E” shareholders, DPF’s board of directors has authorized a self-tender offer to purchase up to $115 million of Class E common stock in a modified “Dutch Auction” format.

Attached is the letter (LINK TO SHAREHOLDER LETTER) that was sent to all Class E shareholders with a public Q&A document, (LINK TO Q&A) Offer to Purchase, (LINK TO OFFER TO PURCHASE) and the Letter of Transmittal (LINK TO LETTER OF TRANSMITTAL) required for shareholders to participate in DPF’s self-tender offer.

An email similar to this one also will be sent to any financial advisors at your firm who have clients invested in DPF’s Class E shares.

All requests to participate in the tender offer must be received in good order by DPF’s transfer agent, DST Systems, Inc., by no later than August 5, 2015 unless DPF extends the tender offer with a public notice. Unless alternate arrangements have been made, Letters of Transmittal must first be sent to the record holder or custodian for all custodial accounts. Non-custodial accounts can submit their Letter of Transmittal directly to DST. In either case, completed paperwork must be received by DST on or before August 5, 2015.

If you have any questions regarding the self-tender offer, please don’t hesitate to contact me.